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                             November 18, 2020

       Tim Vanderhook
       Chief Executive Officer
       Viant Technology Inc.
       2722 Michelson Drive, Suite 100
       Irvine, CA 92612

                                                        Re: Viant Technology
Inc.
                                                            Draft Registrant
Statement on Form S-1
                                                            Submitted October
22, 2020
                                                            CIK: 0001828791

       Dear Mr. Vanderhook:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registrant Statement on Form S-1 Submitted October 22, 2020

       Organizational Structure, page 6

   1. We note your footnote disclosure that the "Class B stockholders will have no voting rights in Viant Technology LLC
on account of the Class B units." Please revise to discuss the indirect control of
Viant Technology Inc. that Class B stockholders will have after completion of the
reorganization. In that regard, although the Class B stockholders may not have voting control
of Viant Technology LLC, they will have voting control of Viant
                                                        Technology Inc., which
will be the managing member of the LLC.
 Tim Vanderhook
FirstName LastNameTim
Viant Technology Inc. Vanderhook
Comapany 18,
November  NameViant
              2020 Technology Inc.
November
Page 2    18, 2020 Page 2
FirstName LastName
Risk Factors
General, page 16

2. We note that the interest rate elections for your revolving credit facility are tied, in part, to
         LIBOR. Please consider including a risk factor if the expected discontinuation of LIBOR could affect your liquidity and results of operations.
Reduced reporting and disclosure requirements applicable to us as an emerging growth company..., page 45

3. Please revise to clarify that as a result of your election to take advantage of the extended transition provisions for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.
Risk Factors
Our amended and restated certificate of incorporation will include an exclusive forum clause, page 47

4. We note that your exclusive forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the
         Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Organizational Structure
Post-Offering Holding Company Structure, page 57

5. Please revise your post-offering organization chart to address the following:
             Clarify that the economic rights of the Class B common stock are limited to the right to redeem at par value; and
             Disclose within the chart the percentage voting rights in Viant Technology, LLC for each of the Class A and Class B unit holders.
Organizational Structure
Voting Rights of Class A Common Stock and Class B Common Stock, page 62

6. Disclose the circumstances in which holders of Class A common shares are able to vote separately as a class as provided in your certificate of incorporation and under Delaware law.
Exchange Rights, page 63

7. Please revise to clarify under what additional circumstances the Viant Technology LLC
         Agreement requires mandatory exchange of Class B units.
 Tim Vanderhook
FirstName LastNameTim
Viant Technology Inc. Vanderhook
Comapany 18,
November  NameViant
              2020 Technology Inc.
November
Page 3    18, 2020 Page 3
FirstName LastName
Use of Proceeds, page 64

8. Please advise whether a portion of the net proceeds may be used to make cash payments to the members of Viant Technology LLC, pursuant to the Tax Receivable Agreement or pursuant to your option to make cash payments to the members upon their election to exchange their LLC Units for newly issued shares of Class A common stock. To the extent you may use, or may cause Viant Technology LLC, to use, the net proceeds for these purposes, please revise.
Unaudited Pro Forma Consolidated Financial Information and Other Data, page 70

9. Please revise your pro forma balance sheet to reflect any adjustments related to the Tax
         Receivable Agreement. Similarly, revise your pro forma statements of operations to include separate line items for income or loss before income tax expense (benefit) and income tax expense (benefit). To the extent such adjustments cannot be determined due to the uncertainty and timing of future exchanges of Class B units, revise to include a footnote to the pro forma financials indicating as such. Also, please include a comprehensive discussion of the Tax Receivable Agreement in the introductory pro forma section along with a discussion of any deferred tax asset and related liabilities that will be recognized assuming all Class B unit holders exchange their LLC units. Lastly, revise your pro forma balance sheet to also include any adjustments related to non-controlling interests.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 76

10. You disclose that you tailor your pricing models to different customer needs. These pricing models include a percentage of spend model, a subscription based model, or a
         CPM based model. Tell us and, to the extent material, revise to quantify the percentage of revenue each pricing model represents. As part of your disclosure, include a discussion of any known trends or uncertainties for each of the pricing models for the periods presented and the impact, if any, these various models have had on your results of operations.
11. We note that your platform "enables marketers to reach their target audience across desktop, mobile, connected TV, linear TV, streaming audio and digital billboards." Please revise to provide a discussion of any known trends or uncertainties regarding spending attributable to each of the media types identified. As part of your discussion, please tell us whether there are any key performance metrics management uses in evaluating its business related to the type of advertising customers purchase. Factors Affecting our Performance, page 77

12. Please tell us the percentage of total revenue generated from your Active Customers for each period presented. To the extent this customer base did not account for a significant portion of your revenues, tell us your consideration to include information regarding the
 Tim Vanderhook
FirstName LastNameTim
Viant Technology Inc. Vanderhook
Comapany 18,
November  NameViant
              2020 Technology Inc.
November
Page 4    18, 2020 Page 4
FirstName LastName
         number of customers with revenues less than $15,000.
Results of Operations
Comparison of the Years Ended December 31, 2018 and 2019, Revenue, page 81

13. You state that your success is dependent on regularly adding new customers and increasing your customers' usage of your platform. Please tell us what portion of your revenue was attributable to new versus existing customers and consider including such quantified information in your results of operations discussion. Refer to Item
         303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.
14. You disclose that the beneficial impact of the Adelphic acquisition on revenue was not immediate due to a variety of factors, including the time associated with integrating
         Adelphic. Please revise to disclose when Adelphic was integrated into the business, and quantify the relative impact of the acquired business, once integrated, on revenue and the results of operations for the periods presented.
Key Operating and Financial Performance Metrics, page 83

15. You state that your future revenue growth depends upon your ability to retain existing customers, among other factors. You also refer to a pricing model based on a percentage of your customer spend. Tell us what measures, if any, you use to monitor customer retention and customer spend and revise to include a quantified discussion of such measures or explain why you do not believe such information is necessary. Refer to
         Section III.B.1 of SEC Release No. 33-8350.
Use of Non-GAAP Financial Measures, page 83

16. Your presentation of non-GAAP net revenue includes an adjustment for direct costs which are included in revenue. Similarly, you present total operating expenses, excluding direct costs. Please explain to us why you believe these non-GAAP measures do not substitute individually tailored revenue and expense recognition and measurement methods for those of GAAP. Refer to Question 100.04 of Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.
Liquidity and Capital Resources, page 87

17. Please revise to address the fact upon consummation of this offering, you will be a holding company with no operations of your own. As such, you will depend on distributions from Viant Technology LLC (LLC) to pay your taxes and expenses, including payments under the Tax Receivable Agreement. Please also disclose any restrictions or other factors that could inhibit the LLC's ability to pay dividends or make other distributions to you. Refer to Item 303(a)(1) of Regulation S-K. Contractual Obligations, page 89

         Please include a footnote to the table indicating that the payments you may be required to
 Tim Vanderhook
FirstName LastNameTim
Viant Technology Inc. Vanderhook
Comapany 18,
November  NameViant
              2020 Technology Inc.
November
Page 5    18, 2020 Page 5
FirstName LastName
18. make under the Tax Receivable Agreement may be substantial, and are not reflected in the table. Refer to Section III.D of SEC Release No. 33-8182.
Business, page 94

19. You state that your operation of Myspace.com provides certain data assets and intellectual property that you may leverage to provide products and services to your clients. Of your
         26 patents, 15 relate to the Myspace.com site. To the extent material, please discuss your operations of Myspace.com and the impact on your business.
Management, page 103

20. Please identify and provide disclosure regarding your significant employees who are not executive officers but who have made and/or are expected to make significant contributions to the business of the company. We note several individuals listed on the website as part of your leadership team, including co-founder and Senior Vice President,
         Russ Vanderhook. See Item 401(c) of Regulation S-K.
Management
Controlled Company Exemption, page 105

21. We note your disclosure that the Vanderhook Parties will control more than 50% of the voting power of Class A common stock. Please revise to clarify that the Vanderhook
         Parties will also have voting control due to Class B common Stock ownership and that the
         Class A and Class B common stock vote together on the election of directors.
Executive Compensation, page 109

22. Please provide executive compensation disclosure for the year ended December 31, 2019 which is the company's last completed fiscal year. See Item 402 of Regulation S-K.
Concentration of Risk, page F-14

23. You disclose that no customers accounted for more than 10% of consolidated revenue.
         However, you state on page 19 that if all of your customer contractual relationships were aggregated at the holding company level, two of your customers would represent more than 10% of your revenue for fiscal 2019. Please revise to disclose the amount or percentage of revenue attributed to these customers. In this regard, a group of entities known to be under common control are considered to be a single customer pursuant to the guidance in ASC 280-10-50-42. Also, if applicable, please provide disclosures regarding concentrations of credit risk as required by ASC 825-10-50-20.
 Tim Vanderhook
Viant Technology Inc.
November 18, 2020
Page 6
Financial Statements
Note 8. Convertible Preferred Units and Common Units
2016 and 2019 Convertible Preferred Units, page F-21

24. You state that you used the Black-Scholes-Merton option valuation model to determine the fair value of your common units for purposes of calculating the beneficial conversion feature in your 2019 convertible preferred units. Please clarify whether your reference to the option pricing model here relates to your allocation of the enterprise value as determined under the income approach. If true, revise your disclosures accordingly or explain further your reference to the use of such option pricing model to value your common units. Also, disclose the fair value of the common units and the effective conversion price of the 2019 convertible preferred units used in determining the $27.6 million beneficial conversion feature. Refer to ASC 505-10-50-3.
General

25. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Dave Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameTim Vanderhook
                                                            Division of
Corporation Finance
Comapany NameViant Technology Inc.
                                                            Office of
Technology
November 18, 2020 Page 6
cc:       Stewart McDowell
FirstName LastName